PETROBRAS INTERNATIONAL FINANCE COMPANY
HARBOUR PLACE, 4th FLOOR
103 SOUTH CHURCH STREET
GEORGE TOWN, GRAND CAYMAN
CAYMAN ISLANDS, B.W.I.
January 3, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Jason Wynn
Re:  Petróleo Brasileiro S.A. — PETOBRAS (“Petrobras”) and Petrobras
International Finance Company (“PIFCo”)
Registration Statement on Form F-4 (File No. 333-138345)
Ladies and Gentlemen:
         We make reference to our letter to you, dated January 2, 2007, requesting that the Registration Statement on Form F-4 (File No. 333-138345), as amended, filed by Petrobras and PIFCo on November 1, 2006, be declared effective on January 4, 2007 at 12:00 noon (EST) or as soon as practicable thereafter (the “Acceleration Request”).
         In connection with the Acceleration Request, Petrobras and PIFCo acknowledge that:
•  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Petrobras or PIFCo from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•   neither Petrobras nor PIFCo may assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours,
PETROBRAS INTERNATIONAL FINANCE
COMPANY
By:  /s/ Servio Tulio
________________________________________
Name: Servio Tulio
Title:    Financial Manager
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